UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 17, 2025, Icon Energy Corp. (the “Company”) issued a press release entitled “Icon Energy Corp. Provides Commercial Update.” A copy of this press release is furnished as Exhibit 99.1 herewith.

On December 18, 2025, the Company issued a press release announcing that the Company’s board of directors has authorized a share repurchase program under which the Company may repurchase up to an aggregate of $1.0 million of its outstanding common shares through December 31, 2026. A copy of this press release is furnished as Exhibit 99.2 herewith.

Notwithstanding the foregoing, the information in the press releases regarding the Company’s fleet and employment update, as well as its new share repurchase program is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-291988), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: December 18, 2025	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer